MAG Silver Corp

For Immediate Release

December 20, 2006

MAG SILVER AND PEÑOLES INTERSECT VALDECAÑAS VEIN

IN DRILLING TO THE WEST

Vancouver, B.C…. MAG Silver Corp (TSXV: MAG) and Industrias Peñoles S.A. de C.V.  announce that the Valdecañas Vein has been intersected in diamond drill hole KD over a core length of 12.0 metres. Hole KD is the first hole on section K and represents a 200 metre step out to the west from the discovery section “M”.

The new intercept was encountered at 701 metres down hole where geological data from section M had predicted an intersection. The vein is visually described as having sulphide mineralization and geological similarities consistent with previous successful holes drilled to the east (see press release dated December 12, 2006).  As the hole has not been surveyed and is still in progress the true width is not available. Assays are pending.

“This western intersection of the Valdecañas Vein is an early indication of the lateral continuity of the Valdecañas Vein” Said David Giles, exploration manager for Peñoles, “Drilling on section M has already given a good indication of vertical continuity. This is in keeping with the veins of the main Fresnillo District”.

Further drill and assay results will be forthcoming in the weeks and months ahead. Three drills are currently working on the Valdecañas Vein at Juanicipio but will be idle during the Christmas break.

The Peñoles/MAG Juanicipio Joint Venture, where Peñoles is earning a 56% interest, lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine, and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release.  Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613).  Dr. Megaw is not independent as he is a shareholder of MAG Silver Corp and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp ( www.magsilver.com )

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.